Wallbox Receives NYSE Notice Regarding Continued Listing Standards

BARCELONA, SPAIN - March 13, 2026 - Wallbox N.V. (NYSE: WBX), a global provider of electric vehicle charging and energy management solutions, today announced that it received written notice (the “Non-Compliance Letter”) from the New York Stock Exchange (“NYSE”) on February 12, 2026 indicating that the Company is not currently in compliance with Section 802.01B of the NYSE Listed Company Manual, which requires listed companies to maintain an average global market capitalization of at least $50 million over a consecutive 30 trading-day period and stockholders’ equity of at least $50 million.

The Non-Compliance Letter was issued in accordance with NYSE procedures applicable to non-U.S. listed companies that fall below continued listing standards. The notice does not result in the immediate suspension or delisting of the Company’s ordinary shares from the NYSE.

Under applicable NYSE rules, the Company must notify the NYSE within 30 business days confirming receipt of the Non-Compliance Letter and indicating whether it intends to submit a plan to regain compliance (the “Plan”). The Company intends to submit a plan to regain compliance, which is expected to include several actions including, without limitation, the expected execution in March 2026 of the Company’s previously announced indicative commercial agreement with banking partners and major shareholders to provide a renewed capital structure for the Company. The Company will have up to 90 days from receipt of the Non-Compliance Letter to present definitive actions designed to restore compliance with the applicable continued listing standards within the prescribed cure period, which may extend up to 18 months.

The NYSE will review the Plan and determine whether it demonstrates a reasonable ability for the Company to regain compliance within the applicable timeframe. If the Plan is accepted, the Company’s ordinary shares are expected to continue to be listed and traded on the NYSE during the Plan period, subject to ongoing NYSE review and compliance with other applicable listing standards. The Plan period may end earlier than the maximum 18-month period if the Company demonstrates compliance with the applicable continued listing standards, or the ability to qualify under an original listing standard, for two consecutive quarters.

The Company intends to work with the NYSE and evaluate its available options to address the matter and regain compliance. The Non-Compliance Letter does not affect the Company’s ongoing business operations, financial reporting obligations with the U.S. Securities and Exchange Commission, or its contractual arrangements.

About Wallbox

Wallbox is a global technology company, dedicated to changing the way the world uses energy. Wallbox creates advanced electric vehicle charging and energy management systems that redefine the relationship between users and the network. Wallbox goes beyond charging electric vehicles to give users the power to control their consumption, save money and live more sustainably. Wallbox offers a complete portfolio of charging and energy management solutions for residential, semi-public, and public use in more than 100 countries around the world. Founded in 2015 in Barcelona, where the company’s headquarters are located, Wallbox currently has offices across Europe, Asia, and America. For more information, visit www.wallbox.com

Forward Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Wallbox intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this press release other than statements of historical fact should be considered forward-looking statements, including, without limitation, statements regarding: Wallbox’s expected future operating results and financial position, growth, profitability and cost optimization, including the expected impact of the commercial agreement regarding Wallbox’s renewed capital structure; Wallbox’s plans to submit a compliance plan to NYSE, as well as expectations regarding the contents of the Plan; and Wallbox’s business strategy and plans. The words “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “focus,” “forecast,” “intend,” “likely,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Wallbox’s history of operating losses; Wallbox’s ability to complete steps outlined in the Plan; the adoption and demand for electric vehicles including the success of alternative fuels, changes to rebates, tax credits and the impact of government incentives or reduction thereof; political and economic uncertainty and macroeconomic factors, such as impacts from tariffs and trade barriers, geopolitical conflicts, consumer spending, inflation and foreign exchange rates; the accuracy of Wallbox’s forecasts and projections including those regarding its market opportunity; competition; risks related to losses or disruptions in Wallbox’s supply or manufacturing partners; Wallbox’s reliance on the third-parties outside of its control; risks related to Wallbox’s technology, intellectual property and infrastructure; executive orders and regulatory changes under the U.S. political administration and uncertainty therefrom, as well as the other important factors discussed under the caption “Risk Factors” in Wallbox’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, as such factors may be updated from time to time in its other filings with the Securities and Exchange Commission (the “SEC”), accessible on the SEC’s website at www.sec.gov and the Investor Relations section of Wallbox’s website at investors.wallbox.com. Any such forward-looking statements represent management’s estimates as of the date of this press release. Any forward-looking statement that Wallbox makes in this press release speaks only as of the date of such statement. Except as required by law, Wallbox disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Wallbox Public Relations Contact: Wallbox Investor Contact:

Albert Cabanes Michael Wilhelm

Public Relations Corporate Development & IR

Press@wallbox.com Investors@wallbox.com